

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2015

<u>Via E-mail</u>
Jean Raby
Chief Financial and Legal Officer
Alcatel-Lucent
148/152 Route de la Reine
92100 Boulogne-Billancourt
France

      Re: **Alcatel-Lucent**
              Form 20-F for the Fiscal Year Ended December 31, 2014
              Filed March 24, 2015
              File No. 1-11130

Dear Mr. Raby:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Our Activities in Certain Countries, page 36</u>

1. As you disclose, Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note your disclosure about revenues from Syria and Sudan. We note also that your website lists an office Syria, and that a January 22, 2014 company press release posted on your website states that you are to upgrade the EASSy submarine cable system in which Sudan Telecom Company is part owner. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your letter to us dated July 16, 2012, whether through subsidiaries, affiliates, customers, or other direct or indirect arrangements. You should describe any products or services you have provided, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. In this regard, we note your disclosure about the percentage of net revenues from these countries. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you have disclosed, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. Please tell us whether any of your contacts with Syria or Sudan involve products, technology, equipment or components that are dual use or otherwise have military applications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

Jean Raby
Alcatel-Lucent
June 15, 2015
Page 3

cc: Barbara Larsen, General Counsel
         Alcatel-Lucent

         Lauren K. Boglivi, Esq.
         Proskauer Rose LLP

         Larry Spirgel
         Assistant Director
         Division of Corporation Finance